SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 23, 2009

Commission File Number 1-12356

DAIMLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of Daimler AG

DAIMLER AG

FORM 6-K: TABLE OF CONTENTS

1. Press Release: Abu Dhabi’s Aabar Investments to become a major Daimler shareholder

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in this Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

Contact:	Telephone:
Thomas Fröhlich (Daimler)	+49 (0) 711-17-41361	Press Information
Ben Burton (Aabar)	+44 (0) 7801 077 638
Dirk-Arne Walckhoff (Aabar)	+49 (0) 178-45 95 117	Date:
March 22, 2009

Abu Dhabi’s Aabar Investments to become a major Daimler shareholder

•     Daimler increases share capital by 10% with exclusion of subscription rights of existing shareholders

•     After acquiring all new shares, Aabar will hold 9.1% of the new share capital

•     Issue price of €20.27 per share close to the current market price

•     Total investment of €1.95 billion further strengthens Daimler’s sound capital base and offers additional flexibility to invest in new automotive technologies

•     Platform for joint strategic initiatives established

•     Dr. Dieter Zetsche, Chairman of the Board of Management of Daimler AG: “We are delighted to welcome Aabar as a new major shareholder that is supportive of our corporate strategy. We look forward to working together to pursue joint strategic initiatives.”

•     HE Khadem Al Qubaisi, Chairman of Aabar: “Daimler is an iconic brand and a financially strong company with a reputation for

Daimler Communications, 70546 Stuttgart/Germany

excellence worldwide. We are delighted to having received the opportunity to be making this investment.”

Stuttgart – Daimler AG (stock-exchange abbreviation DAI) welcomes Aabar Investments PJSC (Aabar) of Abu Dhabi, as a major investor. Daimler increases the share capital by approx. 10% with exclusion of subscription rights of existing shareholders. After acquiring all new shares, Aabar will hold approx. 9.1% of the new share capital. The capital increase was approved by Daimler’s Supervisory Board today.

Aabar is an investment company headquartered in Abu Dhabi and is listed on the Abu Dhabi Securities Exchange.  It directly invests in various sectors including energy, infrastructure, real estate, automotive and financial services companies.  Its largest stakeholder is the International Petroleum Investment Company (IPIC), which in turn is wholly owned by the Government of the Emirate of Abu Dhabi.

The capital increase will be carried out by issuing 96,408,000 new registered no par value shares of Daimler’s Authorised Capital approved by the Annual Shareholders´ Meeting of April 9, 2008 in exchange for cash contributions. Existing shareholders’ rights to subscribe to these new shares are excluded. The issue price of the shares is €20.27 per share, resulting in an equity contribution for Daimler of €1.95 billion.

Dr. Dieter Zetsche, Chairman of the Board of Management of Daimler AG and Head of Mercedes-Benz Cars: “We are delighted to welcome  Aabar as a new major shareholder that is supportive of our corporate strategy. We look forward to working together to pursue joint strategic initiatives.”

Khadem Al Qubaisi, Chairman Aabar: “Daimler is an iconic brand and a financially strong company with a reputation for excellence worldwide.  We are delighted to have the opportunity to make this investment and are excited by the commercial potential of our partnership. We believe that our future cooperation will be beneficial for Aabar and create social and economic benefits for Abu Dhabi and the United Arab Emirates.  We look forward to working with Daimler to fully realize these opportunities.”

The future cooperation will focus on joint initiatives in the following areas:

•     Electric vehicles with a particular focus on projects aiming at the reduction of CO2-emissions

•     Development and/or production of innovative compound materials to be used in automotive manufacturing

•     Social projects such as the establishment of a training centre in Abu Dhabi to educate young talent for positions in the automotive industry

The cash inflow from the capital increase of €1.95 billion will further improve Daimler’s sound financial position. At the end of 2008, the equity ratio of Daimler’s industrial business was 42.7% and the equity ratio of the entire Daimler Group was 24.3%.

The investment complements a broad range of initiatives already undertaken by Daimler to react to the changing market environment, further strengthens its solid capital base and gives even greater flexibility to invest in innovative automotive technologies during a period of economic uncertainty and macroeconomic instability.

With Abu Dhabi and Kuwait, Daimler will have two major shareholders in the future. Kuwait has held an equity interest since 1974. Following the capital increase, the equity interest held by Kuwait will amount to 6.9%.

Further information from Daimler is available at www.media.daimler.com

Further information about Aabar can be found at www.aabar.com

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including a lack of improvement or a further deterioration of global economic conditions; a continuation or worsening of the turmoil in the credit and financial markets, which could result in ongoing high borrowing costs or limit our funding flexibility; changes in currency exchange rates and interest rates; the introduction of competing, fuel efficient products and the possible lack of acceptance of our products or services which may limit our ability to adequately utilize our production capacities or raise prices; price increases in fuel, raw materials, and precious metals; disruption of production due to shortages of materials, labor strikes, or supplier insolvencies; a further decline in resale prices of used vehicles; the effective implementation of cost reduction and efficiency optimization programs at all of our segments, including the repositioning of our truck activities in the NAFTA region; the business outlook of Chrysler, in which we hold an equity interest and some of whose obligations we have guaranteed; the business outlook of companies in which we hold an equity interest, most notably EADS; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in Daimler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in Daimler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

About Daimler

Daimler AG, Stuttgart, with its businesses Mercedes-Benz Cars, Daimler Trucks, Daimler Financial Services, Mercedes-Benz Vans and Daimler Buses, is a globally leading producer of premium passenger cars and the largest manufacturer of heavy- and medium-duty trucks in the world. The Daimler Financial Services division has a broad offering of financial services, including vehicle financing, leasing, insurance and fleet management. Daimler sells its products in nearly all the countries of the world and has production facilities on five continents. The company’s founders, Gottlieb Daimler and Carl Benz, continued to make automotive history following their invention of the automobile in 1886. As an automotive pioneer, Daimler and its employees willingly accept an obligation to act responsibly towards society and the environment and to shape the future of safe and sustainable mobility with groundbreaking technologies and high-quality products. The current brand portfolio includes the world’s most valuable automobile brand, Mercedes-Benz, as well as smart, AMG, Maybach, Freightliner, Sterling, Western Star, Mitsubishi Fuso, Setra, Orion and Thomas Built Buses. The company is listed on the stock exchanges in Frankfurt, New York and Stuttgart (stock exchange abbreviation DAI). In 2008, the Group sold 2.1 million vehicles and employed a workforce of over 270,000 people; revenue totaled €95.9 billion and EBIT amounted to €2.7 billion. Daimler is an automotive Group with a commitment to excellence, and aims to achieve sustainable growth and industry-leading profitability.

About Aabar

Aabar is an investment company headquartered in Abu Dhabi and is listed on the Abu Dhabi Securities Exchange.  It directly invests in various sectors including energy, infrastructure, real estate, automotive and financial services companies.  Its largest stakeholder is the International Petroleum Investment Company (IPIC), which in turn is wholly owned by the Government of the Emirate of Abu Dhabi.

About IPIC

International Petroleum Investment Company (“IPIC”) is wholly owned by the Government of the Emirate of Abu Dhabi. It was established in 1984 with a mandate to invest in the hydrocarbons and related sectors. IPIC’s investment portfolio is currently estimated to be worth more than US$14 billion, with stakes in many international companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Daimler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: March 23, 2009